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AMERIGON
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Leader in Advanced Automotive Technologies
Max A. Webb
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3-5
Washington, D.C. 20549

         We wish to include the following delaying amendment to our Registration Statement on Form S-3 (File No. 333-74526) filed on December 4, 2001:

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

         If you have any questions or comments please feel free to contact Geoffrey Spolyar at O'Melveny & Myers (213-430-6434).

                                        Sincerely,

                                        /s/ Sandra L. Grouf
                                        Sandra L. Grouf
                                        Chief Financial Officer and Secretary

5462 Irwindale Avenue, Irwindale, CA 91706-2058 . Telephone 626-815-7400 . Fax 626-815-7401